Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

NOTICE TO SHAREHOLDERS

In addition to the Announcement to the Market published on March 20, 2014 and the Notice to Shareholders of May 23, 2014, Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders that the share fractions resulting from the bonus share issue approved at the Extraordinary General Meeting held on April 23, 2014 have been grouped into whole numbers and sold on the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange at an auction held on August 7, 2014.

A total of 5,776 book entry shares, with no par value, were sold at the auction, being 554 common shares and 5,222 preferred shares, resulting in net amounts of R$ 33.299801730 for each common share and R$ 35.281294399  for each preferred share.

This amount will be made available on August 21, 2014 to shareholders who are entitled to receive them, as follows:

a) for those shareholders registered in the books of the Company where information is current,  Itaú Corretora de Valores S.A., the institution responsible for the Company’s book entry shares, will pay the amount directly to the shareholder’s account held with the Financial Institution indicated in the shareholder’s registration details; those shareholders where data or current account information is not held on record or is not up to date should contact their preferred Itaú branch for the purposes of updating registration details, bearing their tax enrollment card (CPF), identity card (RG), and proof of residence and banking domicile; and

b) for remaining shareholders, payment will be effected directly to BM&FBOVESPA, which will pass on the amounts to the shareholders registered in their books through their Custody Agents.

São Paulo (SP), August 15, 2014.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer